FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .…	February	…………………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 25, 2019	By ……/s/…… Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 118th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 118th Business Term (from January 1, 2018 to December 31, 2018).

The world economy in 2018 remained on a path of moderate recovery on the whole supported in part by the steady recovery in the U.S. economy, despite the aggravation of the U.S.-China trade friction and the economic slowdown in China.

In such environment, the Canon Group strived to improve business results by implementing measures, for example, to ensure efficiency improvement throughout the entire business process from research and development and production to sales and services under the new business portfolio that combines the existing key businesses such as business machines and cameras with four new businesses: commercial printing, network cameras, medical systems, and industrial equipment.

For the 118th Business Term, we were able to achieve an increase in profit through further profitability improvement, although net sales decreased slightly due to the effect of the shrinking of the markets related to our business such as digital cameras.

Index

For the term-end dividend, to realize a stable return and actively return profits to shareholders and in appreciation for the ongoing support of our shareholders, we will propose a distribution of 80.00 yen per share at the Ordinary General Meeting of Shareholders for the 118th Business Term. As a result, dividends for this year, when combined with the interim dividend (80.00 yen per share), will be 160.00 yen per share.

Despite the growing concerns about expansion of the impact from the U.S.-China trade friction in the world economy in 2019, the Canon Group will make united efforts to continue to pave a path to further growth.

We look forward to our shareholders’ continued support and encouragement.

March, 2019

Chairman &  CEO    FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 118TH BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights	P. 4
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 6
Item No.2 - Election of Six Directors	P. 7
Item No.3 - Election of Two Audit & Supervisory Board Members	P. 11
Item No.4 - Grant of Bonus to Directors	P. 14
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 27
3. Stock Acquisition Rights etc. of the Company	P. 28
4. Directors and Audit & Supervisory Board Members	P. 29
5. Accounting Auditor	P. 31
6. Systems Necessary to Ensure the Properness of Operations	P. 32
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 36
Consolidated Statements of Income	P. 37
Consolidated Statement of Equity	P. 38
Notes to Consolidated Financial Statements	P. 39
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
CSR Initiatives	P. 51
Information for Shareholders	P. 53

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 4, 2019
TO OUR SHAREHOLDERS
CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 118TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 118th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 4-5). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 27 (Wednesday), 2019 (Japan time).

1. DATE AND TIME:	March 28 (Thursday), 2019 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
Headquarters of the Company
2. PLACE:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.  Reports on the contents of the Business Report and Consolidated Financial Statements for the 118th Business Term (from January 1, 2018 to December 31, 2018), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 118th Business Term (from January 1, 2018 to December 31, 2018).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Six Directors
Item No.3 - Election of Two Audit & Supervisory Board Members
Item No.4 - Grant of Bonus to Directors

•  It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•  Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•  Please note that no gift will be provided at the Meeting. Thank you for your understanding.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (https://global.canon/en/ir/).

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

In accordance with the above basic policy, we propose a term-end dividend of 80.00 yen per share, as set forth below.

As we have already paid an interim dividend of 80.00 yen per share, the full-year dividend will be 160.00 yen per share, which is the same amount as the previous term that included payment of a commemorative dividend (10.00 yen per share).

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	80.00 yen per one common share of the Company Total amount of dividend 86,379,985,840 yen
3. Effective date of the distribution of the dividend from surplus	March 29, 2019

[Reference] Changes in the amount of dividend per share (Yen)

Item No.2: Election of Six Directors

The terms of office of all of the seven Directors will expire at the end of this Meeting. Accordingly, we propose the election of six Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while an adequate number of at least two or more Independent Outside Directors are appointed in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance
1	Fujio Mitarai	Chairman & CEO	100% (11/11)
2	Masaya Maeda	President & COO	100% (11/11)
3	Toshizo Tanaka	Executive Vice President & CFO Group Executive of Finance & Accounting Headquarters Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters	100% (11/11)
4	Toshio Homma	Executive Vice President & In charge of Office Business Chief Executive of Office Imaging Products Operations	100% (11/11)
5	Kunitaro Saida	Director	100% (11/11)
6	Haruhiko Kato	Director	100% (11/11)

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 118th business term.

7

Brief personal record, position, business in charge and important concurrent posts
Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 130,123 shares	As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing & Representative Director
Mar. 1993: Executive Vice President & Representative Director
Sep. 1995: President & CEO
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaicho ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō) (present)
[Important concurrent posts]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Masaya Maeda Date of birth Oct. 17, 1952 Number of the Company’s shares held 15,200 shares	As of
Apr. 1975: Entered the Company
Mar. 2007: Director
Apr. 2007: Chief Executive of Image Communication Products Operations
Mar. 2010: Managing Director
Mar. 2014: Senior Managing Director
Mar. 2016: President & COO (present)

[Reasons for being selected as a candidate]

Mr. Masaya Maeda has engaged in camera development for many years, and has continually driven the commercialization of digital cameras, boosting their market share to the No. 1 position in the world after late entry to the market. In addition, he accomplished great things in boosting the profitability of the camera business through the enhancement, automation, etc., of production engineering technology and has currently been working on measures centered on the strengthening of existing businesses as a COO. The Company has selected him as a candidate for Director upon determining that his experience and ability for innovation are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 23,110 shares	As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 54,652 shares	As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations (present)
Mar. 2017: Executive Vice President & In charge of Office Business (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform, contributed to creating a structure to support reducing the cost-of-sales ratio, and is currently in charge of and managing the overall printing business including commercial printing as Executive Vice President. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 5,500 shares	As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office Registered as an attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION (present)
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD. (present)
Mar. 2014: Director (present)
[Important concurrent posts]
● Attorney
● Audit & Supervisory Board Member of NICHIREI CORPORATION
● Director of Sumitomo Osaka Cement Co., Ltd.
● Director of HEIWA REAL ESTATE CO., LTD.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

Brief personal record, position, business in charge and important concurrent posts
Haruhiko Kato Date of birth Jul. 21, 1952 Number of the Company’s shares held 0 shares	As of
Apr. 1975: Entered Ministry of Finance
Jul. 2007: Director-General of Tax Bureau, Ministry of Finance
Jul. 2009: Commissioner of National Tax Agency
Jul. 2010: Retired from Commissioner of National Tax Agency
Jan. 2011: Senior Managing Director of Japan Securities Depository Center, Incorporated
Jun. 2011: President and Chief Executive Officer (daihyō torishimariyaku shachō) of Japan Securities Depository Center, Incorporated
Jun. 2013: Director of Toyota Motor Corporation
Mar. 2014: Director (present)
Jul. 2015: President and Chief Executive Officer (daihyō shikkōyaku shachō) of Japan Securities Depository Center, Incorporated (present)
[Important concurrent posts]
● President and Chief Executive Officer of Japan Securities Depository Center, Incorporated

[Reasons for being selected as a candidate]

Mr. Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. The Company has selected him as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

	4.	Mr. Kunitaro Saida and Mr. Haruhiko Kato will have served as Outside Directors of the Company for five years as of the end of this Meeting.
	5.

The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.

	6.

The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors. Although the Company has compensated them for their advisory services, the remuneration has not been substantial given that it has amounted to no more than 12 million yen annually, and their contracts in that regard have already expired. Accordingly, the Company judges that their independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

Item No.3: Election of Two Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Mr. Kazuto Ono and Mr. Tadashi Ohe will expire at the end of this Meeting. Accordingly, we propose the election of two Audit & Supervisory Board Members.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting, and internal control. The candidates for Audit & Supervisory Board Members, based on this basic policy, are as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Brief personal record, position and important concurrent posts
Hiroaki Sato Date of birth Jan. 29, 1960 Number of the Company’s shares held 0 shares	As of
Apr. 1982: Entered the Company
Feb. 2004: Senior General Manager of MR Systems Laboratory
Jul. 2014: Deputy Group Executive of Advanced Information & Real-world Technology Development Group, Digital System Technology Development Headquarters
Jul. 2015: Deputy Group Executive of Digital System Technology Development Headquarters
Apr. 2018: Principal Staff Engineer of Digital Business Platform Development Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Hiroaki Sato has been engaged for many years since joining the Company in developing image processing technologies, software and system products underpinning digital printers, network cameras and other such products, and has been in charge of managing overall development processes relating to commercialization of numerous product groups. The Company has selected him as a candidate for Audit & Supervisory Board Member premised on the notion that such experience and knowledge will help bring about audits that are more effective.

Brief personal record, position and important concurrent posts
Yutaka Tanaka Date of birth Mar. 11, 1949 Number of the Company’s shares held 0 shares	As of
Apr. 1975: Assistant Judge of the Tokyo District Court
Apr. 1986: Judge of the Tokyo District Court
Apr. 1987: Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
Apr. 1992: Judicial Research Official, the Supreme Court of Japan
Apr. 1996: Resignation as a Judge
Registered as an attorney (present)
Oct. 2014: Guest Professor of Keio University Law School (present)
[Important concurrent posts]
● Attorney
● Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan

[Reasons for being selected as a candidate]

Mr. Yutaka Tanaka had for many years served as a judge in charge of civil cases, and subsequently has been engaging in corporate legal affairs as an attorney and as a law school professor. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about legal affairs to further enhance the Company’s auditing system.

Notes:	1.	None of the candidates for the Audit & Supervisory Board Members have any special interest in the Company.
	2.	Mr. Yutaka Tanaka is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

Although Mr. Yutaka Tanaka does not have the experience of being directly involved in the management of a company, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member by utilizing his considerable experience and high level of expert knowledge about legal affairs, as previously noted.

	4.

Should Mr. Yutaka Tanaka be elected to the position of Audit & Supervisory Board Member, the Company will enter into a contract with Mr. Yutaka Tanaka limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations.

	5.

Should Mr. Yutaka Tanaka be elected to the position of Audit & Supervisory Board Member, the Company will notify him as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company.

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.4: Grant of Bonus to Directors

It is proposed that bonus be granted to the five Directors excluding Outside Directors as of the end of this term, in appreciation of their services during this business term, which totals 113,400,000 yen considering the business results for this business term and the members to be granted, etc.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT (From January 1, 2018 to December 31, 2018)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The world economy during the 118th Business Term (from January 1, 2018 to December 31, 2018) can be summarized as follows: The U.S. economy was generally strong and the Europe also continued to recover at a moderate pace. On the other hand, the Chinese economy slowed down in the second half of the term. The Japanese economy continued to recover at a moderate pace supported in part by various policies of the government. Uncertainty increased in summer and thereafter concerns about slowdown in the world economy spread due to the U.S.-China trade friction and the political situation in various countries. As for exchange rates, the yen was slightly stronger against the U.S. dollar, but slightly weaker against the euro as compared with the previous term.

Under the five-year management plan, Phase V (2016-2020) of our “Excellent Global Corporation Plan,” the Canon Group promoted the strengthening of a grand strategic transformation of the business structure and constructed a new business platform with the inclusion of the four new businesses: commercial printing, network cameras, medical systems, and industrial equipment. Under this new platform, in the 118th Business Term, the Canon Group actively implemented key strategies such as “strengthen our product development capability,” “thoroughly strengthen our manufacturing prowess,” “thoroughly strengthen procurement capabilities,” and “reform sales organizations to correspond to market changes.”

Product design using 3D-CAD	Inkjet printer production (Canon Hi-Tech (Thailand) Ltd.)

Turning to the overview of each business unit, in the Office Business Unit, unit sales of office multifunction devices (MFDs), particularly color machines, increased as demand for such products increase in emerging markets. Regarding sales of laser printers, although sales of the main units were strong, sales of consumable supplies remained flat compared with the previous term. The Imaging System Business Unit continued to face the shrinking of the digital camera market and sales of both interchangeable lens cameras and compact cameras declined considerably. As for inkjet printers, sales of large format printers were strong, but unit sales of consumer products dropped due to the effect of the market shrinkage. The Medical System Business Unit achieved an increase in sales despite weak sales in the Japanese market as demand in the overseas markets, particularly emerging markets, expanded. In the Industry and Others Business Unit, despite a slowdown in the sales of FPD lithography equipment and Organic LED (OLED) panel manufacturing equipment, there was a significant growth in sales units of semiconductor lithography equipment. Meanwhile, sales of network cameras were steady on the back of market expansion.

As a result of the above, consolidated net sales for this term was 3,951.9 billion yen (down 3.1% from the previous term). Although, consolidated income before income taxes was 362.9 billion yen (up 2.5% from the previous term). Consolidated net income attributable to Canon Inc. was 252.8 billion yen (up 4.5% from the previous term).

Production of digital cameras using automated equipment	Presentation on procurement policy for suppliers, first held in 2018

Highlights of Results

•

During this term, the world economy seemingly mounted a gradual recovery on the whole, yet decelerated in the latter half largely due to adverse effects of trade friction. In such an environment, although each of Canon Group’s businesses endeavored to expand sales particularly with respect to new products, consolidated net sales decreased by 3.1% compared with the previous term largely due to adverse effect of a shrinking market for cameras.

•

Meanwhile, consolidated net income attributable to Canon Inc. increased by 4.5% from the previous term as a result of efforts taken to improve profitability which involved shifting to high value-added products and engaging in ongoing group-wide efforts to reduce costs.

Notes:	1.

Some business that had been disclosed as being included in the Office Business Unit in previous business reports are presented in the Industry and Others Business Unit in this Business Report. The same restatement has been applied in relation to the previous terms.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Business Conditions by Operations

Office Business Unit

In the office MFDs area, unit sales increased from the previous term, led by A3 color machines that can be connected with external cloud services and the imageRUNNER C3020 series, which continued to deliver strong sales results particularly in emerging markets.

Concerning large-size multifunction devices for commercial printing, unit sales of color machines such as the imagePRESS C10000VP series increased. However, sales of large-size printing devices such as high-speed sheet-fed inkjet press, decreased slightly from the previous term.

Sales of laser multifunction printers (MFPs) and laser printers increased mainly due to the sales growth of new products designed to deliver high productivity in addition to power saving and smaller size. As a result of the above, on a consolidated basis, sales for this business unit increased by 0.1% to 1,807.3 billion yen in comparison to the previous term.

Imaging System Business Unit

In digital cameras, the market overall continued to shrink despite solid sales for the new mirrorless cameras EOS R and EOS Kiss M, and although unit sales of interchangeable lens cameras stayed firm with a top share in the market, overall revenue decreased significantly from the previous term.

As for inkjet printers, although unit sales of models with large-capacity ink tanks increased in emerging countries, overall unit sales decreased mainly due to the effect of the market shrinkage in developed countries.

Sales of large format inkjet printers were strong due to the high reputation of some of the products in the market including the imagePROGRAF TX series, which are suitable for printing CAD drawings and poster production.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 11.3% to 1,008.2 billion yen in comparison to the previous term.

Medical System Business Unit

In the area of computed tomography (CT) systems, the Canon Group firmly maintained the leading market share in the Japanese market and Aquilion Precision, which is equipped with the latest AI-based image reconstruction technology AiCE, received high praise from medical institutions. In addition, sales of Vantage Orian, which delivers one of the highest image quality in the industry and is the magnetic resonance imaging (MRI) system marketed under the first Canon brand, and a next-generation diagnostic X-ray system Alphenix increased particularly in the U.S. As for diagnostic ultrasound systems, a new product Aplio i series received favorable market responses particularly in Europe.

Despite the delay in capital investment by medical institutions caused by the revision of medical treatment fees in Japan, as sales in the overseas markets generally remained firm throughout the year, on a consolidated basis, sales for this business unit increased by 0.3% to 437.6 billion yen in comparison to the previous term.

Industry and Others Business Unit

In the semiconductor lithography equipment segment, on the back of increases in demand for DRAM and flash memory and the diversification of semiconductor devices due to the spread of IoT, sales of FPA-6300ES6a and FPA-5550iZ2, which offer further productivity improvement, were strong.

Sales of FPD lithography equipment and OLED panel manufacturing equipment decreased over the full year as capital investment by panel manufacturers in the second half of the term entered an adjustment phase.

Amid continued market expansion, Axis, which handles network cameras, achieved a significant growth in sales.

As a result of the above, on a consolidated basis, sales for this business unit increased by 1.6% to 805.2 billion yen in comparison to the previous term.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 159.4 billion yen (63.0 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term

Canon Inc.:
New Training Building
(Headquarters Operations)
Location: Ohta-ku, Tokyo, Japan
Date of Completion: July, 2018

Main facilities under construction for establishment / expansion as of the end of this term

Miyazaki Canon Inc.:	Oita Canon Inc.:
New Production Base	New Production Base of Oita Plant
(Imaging System Business Unit)	(Imaging System Business Unit)
Location: Koyu-gun, Miyazaki Pref., Japan	Location: Oita-shi, Oita Pref., Japan
*To be leased to Miyazaki Canon Inc. by the Company	*To be leased to Oita Canon Inc. by the Company

(3) Business Challenges and Countermeasures

The Canon Group has been making steady progress in achieving grand strategic transformation of its business structure under Phase V of its “Excellent Global Corporation Plan.” In so doing, we aim to swiftly address rapid changes taking place in the business environment, particularly in terms of rapid evolution of artificial intelligence and other technologies in addition to prevailing political and economic turmoil, and to furthermore develop a robust corporate disposition poised for ongoing growth.

The Canon Group recognizes the 119th Business Term as a year for achieving transformation into an enterprise wielding high productivity on par with other excellent global corporations in every field of business ranging from R&D to production, sales and service, underpinned by a new business portfolio containing four additional new business areas. Accordingly, we will work to address the following key challenges under the theme, “Accelerate Grand Strategic Transformation to achieve fundamental improvements in productivity.”

1. Revitalizing existing businesses

•	We will promote efforts to strengthen development of DANTOTSU products that overwhelm competitors, making extensive use of cloud, AI and IoT technologies.
•	We will enhance assembly automation by turning out product designs suitable to automation, and promote in-house production of equipment and key parts throughout the Group.
•	We will make quality and cost improvements by strengthening procurement functions and collaborating with suppliers, and promote in-house production and standardization of parts.

2. Bolstering and expanding new businesses

•

In commercial printing, our aims involve drawing up comprehensive strategy for all printing-related businesses, building platforms for the commercial printing business centered on Océ, and establishing product structures geared to high-resolution and high-mix, small-lot printing.

•	With network cameras, we will enhance and upgrade related software, and promote expansion into a wide range of fields beyond crime prevention and disaster monitoring applications.
•

In the medical field, we will enhance our product strengths and sales capabilities with respect to diagnostic equipment, and will explore possibilities for expanding our business into areas besides diagnostic equipment.

•	With industrial equipment, we will accelerate development of next-generation OLED panel manufacturing equipment and promote development of new industrial equipment.

3. Reforming R&D operation in anticipation of industrial and social changes

•

We will take an approach to the theme of development, grouped into areas of initiatives related to enhancing existing businesses, initiatives aiming to commercialize opportunities in the near future, and initiatives over the medium to long term. Accordingly, we will strive to improve development productivity by forming a development framework that is tailored to each initiative.

•	We will expand and enhance our worldwide research into start-up companies that have substantial potential for growth drawing on their cutting-edge technologies and new business models.

(4) Status of Assets and Earnings

	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)	117th Business Term (Jan. 1, 2017-Dec. 31, 2017)	118th Business Term (Jan. 1, 2018-Dec. 31, 2018)
Net Sales (100 millions of yen)	37,273	38,003	34,015	40,800	39,519
Income before Income Taxes (100 millions of yen)	3,832	3,474	2,447	3,539	3,629
Net Income Attributable to Canon Inc. (100 millions of yen)	2,548	2,202	1,507	2,419	2,528
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	229.03	201.65	137.95	222.88	234.09
Total Assets (100 millions of yen)	44,606	44,278	51,385	51,983	48,995
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	29,782	29,664	27,831	28,706	28,276

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit	Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Wide-Format Printers, Document Solutions
Imaging System Business Unit

Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Medical System Business Unit

Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

(6) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Office Business Unit	Imaging System Business Unit	Medical System Business Unit	Industry and Others Business Unit	Corporate
195,056 persons	(Decrease of 2,720 persons from the previous term)
		95,052 persons	53,049 persons	11,759 persons	26,763 persons	8,433 persons

Non-Consolidated

Number of Employees
25,891 persons	(Decrease of 184 persons from the previous term)

(7) Major Lenders

Lenders	Funds Borrowed
Mizuho Bank, Ltd.	216.0 billion yen
MUFG Bank, Ltd.	144.0 billion yen

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions of yen	55.3	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers
Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment
Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the Americas

Notes:	1.

The ratios of the Company’s voting rights in Canon Marketing Japan Inc., Canon Europa N.V., Canon Medical Systems Corporation, and Canon Medical Systems USA, Inc. are calculated together with the number of voting rights held by subsidiaries of the Company.

	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., JAPAN
		Book value of shares of specified wholly-owned subsidiary at the Company and its wholly-owned subsidiaries: 665,498 million yen
		Amount of total assets of the Company: 2,997,395 million yen

Consolidated Status

The number of consolidated subsidiaries was 379, and the number of affiliated companies accounted for by the equity method was 8 as of the end of this term.

(9) Canon Group Global Network

Major Domestic Bases
Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.] Toride Plant [Ibaraki Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Yako Office [Kanagawa Pref.] Utsunomiya Office [Tochigi Pref.] Ami Plant [Ibaraki Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Chile, S.A. [Chile]

Canon Medical Systems USA, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Giessen GmbH [Germany]

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Océ Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Consumer Imaging Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhuhai, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

R&D

Canon Information Systems Research Australia Pty. Ltd. [Australia]

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	327,820	Increase of 75,482	403,302

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	92,066	8.5

Japan Trustee Services Bank, Ltd. (Trust Account)	54,304	5.0

The Dai-ichi Life Insurance Company, Limited	28,685	2.7

Barclays Securities Japan Limited	26,000	2.4

Mizuho Bank, Ltd.	22,558	2.1

Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,122	2.0

State Street Bank West Client - Treaty 505234	20,700	1.9

OBAYASHI CORPORATION	16,527	1.5

Moxley and Co. LLC	16,460	1.5

JPMorgan Chase Bank, N.A. 385151	15,603	1.4

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (254,013 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

3. Stock Acquisition Rights etc. of the Company

Stock Acquisition Rights etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

Name	Number of Stock Acquisition Rights	Class and Number of Shares to Be Acquired	Price to Be Paid In (per Stock Acquisition Right)	Exercise Price (per Share)	Exercise Period	Number of Holders
Stock Acquisition Rights issued in May of 2018	296	Common stock 29,600 shares	294,800 yen	1 yen	May 2, 2018 to May 1, 2048	5 persons

Note: The Stock Acquisition Rights above are not allotted to Outside Directors and Audit & Supervisory Board Members.

Stock Acquisition Rights etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

Name	Number of Stock Acquisition Rights	Class and Number of Shares to Be Acquired	Price to Be Paid In (per Stock Acquisition Right)	Exercise Price (per Share)	Exercise Period	Number of Grantees
Stock Acquisition Rights issued in May of 2018	444	Common stock 44,400 shares	294,800 yen	1 yen	May 2, 2018 to May 1, 2048	28 persons

Main Conditions for the Exercise of Stock Acquisition Rights Above

In principle,

(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

4. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
President	Masaya Maeda	COO
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma	In charge of Office Business Chief Executive of Office Imaging Products Operations
Executive Vice President	Shigeyuki Matsumoto	CTO Group Executive of R&D Headquarters
Director	Kunitaro Saida	Attorney, Audit & Supervisory Board Member of NICHIREI CORPORATION, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	Haruhiko Kato	President and CEO of Japan Securities Depository Center, Incorporated
Audit & Supervisory Board Member	Kazuto Ono
Audit & Supervisory Board Member	Masaaki Nakamura*
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Director of Nissan Chemical Corporation
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto*

Notes:	1.	Audit & Supervisory Board Members with “*” were newly elected at the Ordinary General Meeting of Shareholders for the 117th Business Term held on March 29, 2018, and assumed their office.
	2.	Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	3.	Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	4.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka, Mr. Toshio Homma and Mr. Shigeyuki Matsumoto are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Basic Remuneration	Bonus	Stock-Type Compensation Stock Options
Directors	7	833	113	88	1,034
of which, Outside Directors	2	48	–	–	48
Audit & Supervisory Board Members	7	111	–	–	111
of which, Outside Audit & Supervisory Board Members	4	59	–	–	59

Notes:	1.	The above numbers of Audit & Supervisory Board Members include two Audit & Supervisory Board Members (one of those two is an Outside Audit & Supervisory Board Member) who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 117th Business Term held on March 29, 2018.
	2.	“Bonus” represents the accrued director’s bonuses for this term.
	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Concurrent Post	Organization of Concurrent Post	Relation with the Company
Kunitaro Saida	Outside Audit & Supervisory Board Member	NICHIREI CORPORATION	No special relation
	Outside Director	Sumitomo Osaka Cement Co., Ltd.	No special relation
	Outside Director	HEIWA REAL ESTATE CO., LTD.	No special relation
Haruhiko Kato	President and CEO	Japan Securities Depository Center, Incorporated	No special relation
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Director	Nissan Chemical Corporation	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 11 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended all 11 of Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Tadashi Ohe, Outside Audit & Supervisory Board Member

Attended 10 out of 11 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 11 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member

Attended all 8 of Board of Directors meetings and all 16 of Audit & Supervisory Board meetings held during this term subsequent to his assumption of office in March 2018, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

5. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon LLC

Note:	On July 1, 2018, Ernst & Young ShinNihon LLC changed its Japanese corporate name from ShinNihon Yugen Sekinin Kansa Hojin to EY ShinNihon Yugen Sekinin Kansa Hojin but left its English name unchanged.

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	665 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,189 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from the Directors, related internal divisions, and the Accounting Auditor, as well as performing monitoring in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming the audit plan, status of the performed audit for the previous term, and that the estimated remuneration is appropriate for the term. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

6. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 11 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 80 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2018 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 9 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
		(1).	The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.
(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

		(d).	In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s). If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).

The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board Members.

(4).

Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).

Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members received reports from the Directors of subsidiaries and shared information with audit & supervisory board members of the subsidiaries.

		(6).	In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	(Millions of yen)

	As of Dec. 31, 2018	As of Dec. 31, 2017
ASSETS

Current assets:

Cash and cash equivalents	520,645	721,814

Short-term investments	956	1,965

Trade receivables, net	612,953	650,872

Inventories	611,281	570,033

Prepaid expenses and other current assets	304,346	287,965

Total current assets	2,050,181	2,232,649

Noncurrent receivables	18,230	35,444

Investments	42,556	48,320

Property, plant and equipment, net	1,090,992	1,126,620

Intangible assets, net	391,021	420,972

Goodwill	908,511	936,722

Other assets	397,974	397,564

Total assets	4,899,465	5,198,291

	As of Dec. 31, 2018		As of Dec. 31, 2017
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	38,527		39,328

Trade payables	352,489		380,654

Accrued income taxes	41,264		77,501

Accrued expenses	321,137		330,188

Other current liabilities	276,237		281,809

Total current liabilities	1,029,654		1,109,480

Long-term debt, excluding current installments	361,962		493,238

Accrued pension and severance cost	382,789		365,582

Other noncurrent liabilities	107,147		133,816

Total liabilities	1,881,552		2,102,116

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	404,389		401,386

Legal reserve	67,116		66,879

Retained earnings	3,508,908		3,429,312

Accumulated other comprehensive income (loss)	(269,071)		(143,228)

Treasury stock, at cost	(1,058,502)		(1,058,481)

[Treasury shares] (share)	[254,013,641	]	[254,007,681	]

Total Canon Inc. shareholders’ equity	2,827,602		2,870,630

Noncontrolling interests	190,311		225,545
Total equity	3,017,913		3,096,175

Total liabilities and equity	4,899,465		5,198,291

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017

Net sales	3,951,937	4,080,015

Cost of sales	2,116,383	2,089,461

Gross profit	1,835,554	1,990,554

Operating expenses:

Selling, general and administrative expenses	1,176,760	1,301,666

Research and development expenses	315,842	333,371

Impairment losses on goodwill	-	33,912

	1,492,602	1,668,949

Operating profit	342,952	321,605

Other income (deductions):

Interest and dividend income	6,604	6,012

Interest expense	(797)	(818)

Other, net	14,133	27,085

	19,940	32,279

Income before income taxes	362,892	353,884

Income taxes	96,150	98,024

Consolidated net income	266,742	255,860

Less: Net income attributable to noncontrolling interests	13,987	13,937

Net income attributable to Canon Inc.	252,755	241,923

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2018>
1.	Allowance for doubtful receivables:	11,477 million yen
2.	Accumulated depreciation:	2,671,922 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	125 million yen
5.	Guarantee obligations for bank loans and others:	4,458 million yen
<Note to Per Share Information as of December 31, 2018>
	Canon Inc. shareholders’ equity per share	2,618.76 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2018>
Net income attributable to Canon Inc. shareholders per share
	Basic	234.09 yen
	Diluted	234.08 yen

Consolidated Statement of Equity	(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175
Cumulative effects of accounting standard update— adoption of ASU No.2014-09				(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update— adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-
Equity transactions with noncontrolling interests and other		3,003			(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests								(5,558)	(5,558)
Transfers to legal reserve			237	(237)			-		-
Comprehensive income:
Net income				252,755			252,755	13,987	266,742
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities					(141)		(141)	-	(141)
Net gains and losses on derivative instruments					488		488	-	488
Pension liability adjustments					(26,824)		(26,824)	(3,746)	(30,570)
Total comprehensive income (loss)							136,455	6,918	143,373
Repurchases of treasury stock						(25)	(25)		(25)
Reissuance of treasury stock				0		4	4		4
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 379, and the number of affiliated companies accounted for by the equity method was 8 as of December 31, 2018.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its equity investments that do not result in consolidation and are not accounted for under the equity method are measured at fair value with changes in the fair value recognized in net income. Realized gains and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 7 years for software, 7 years to 17 years for patents and developed technology and 11 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Changes in Accounting Policies>

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this guidance from the fiscal year. Canon applied the modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations in the fiscal year from the adoption of this standard were not material. In addition, in conjunction with the adoption of this standard, Canon has reconsidered the scope of performance obligations related to services, and as a result, certain costs related to service were also reclassified from operating expenses to cost of sales. The reclassified amount for the fiscal year was ¥115,700 million.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this guidance from the fiscal year, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the fiscal year and the adoption of this standard resulted in the decrease in operating profit and the increase in other income of ¥9,874 million and ¥16,684 million for the fiscal years ended December 31, 2017 and 2018, respectively.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2018, a major customer accounted for approximately 12% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2018 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥4,629 million).

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Securities	15,455	15,455	-
Long-term debt, including current portion	(364,602)	(364,570)	32
Foreign exchange contracts:
Assets	3,143	3,143	-
Liabilities	(766)	(766)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Securities

Securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Revenue Recognition>

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products. Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment and certain medical equipment is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied. In addition, service revenue primarily generated from maintenance service contract is recognized on overtime as it satisfies the underlying performance obligation.

FINANCIAL STATEMENTS

Balance Sheets

	As of Dec. 31, 2018	As of Dec. 31, 2017
ASSETS

Current assets	789,592	894,879

Cash and deposits	54,600	98,704

Notes receivable	722	3,934

Accounts receivable	394,949	458,010

Finished goods	90,279	84,616

Work in process	78,382	68,536

Raw materials and supplies	7,485	8,355

Short-term loans receivable	89,818	94,333

Other current assets	73,357	78,391

Fixed assets	2,207,803	2,191,487

Property, plant and equipment, net	598,198	611,753

Buildings	350,183	375,290

Machinery	45,628	51,651

Vehicles	377	222

Tools and equipment	14,604	13,962

Land	148,863	148,757

Construction in progress	38,543	21,871

Intangible fixed assets	19,270	23,188

Software	18,727	22,532

Other intangibles	543	656

Investments and other assets	1,590,335	1,556,546

Investment securities	5,321	9,882

Investments in affiliated companies	1,514,058	1,465,209

Long-term pre-paid expenses	15,049	13,430

Prepaid pension cost	3,156	-

Deferred tax assets-noncurrent	49,853	54,050

Guarantees	484	508

Other noncurrent assets	2500	13,544

Allowance for doubtful receivables-noncurrent	(86)	(77)

Total assets	2,997,395	3,086,366

(Millions of yen)

	As of Dec. 31, 2018	As of Dec. 31, 2017
LIABILITIES AND NET ASSETS

Current liabilities	1,123,318	1,109,095

Notes payable	367	419

Electronically recorded obligations-operating	30,057	31,352

Accounts payable	296,304	277,141

Short-term loans payable	655,540	620,495

Other payables	45,648	28,335

Accrued expenses	36,936	38,719

Accrued income taxes	8,932	47,960

Deposits	8,627	10,045

Accrued warranty expenses	4,959	3,657

Accrued bonuses for employees	4,832	5,777

Accrued directors’ bonuses	113	112

Other current liabilities	31,003	45,083

Noncurrent liabilities	384,762	516,907

Long-term loans payable	360,000	490,000

Accrued pension and severance cost	20,430	22,706

Reserve for environmental provision	1,312	1,375

Accrued long service rewards for employees	1,498	1,558

Other noncurrent liabilities	1,522	1,268

Total liabilities	1,508,080	1,626,002

Shareholders’ equity	1,487,857	1,457,117

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	2,065,309	2,034,548

Legal reserve	22,114	22,114

Other retained earnings	2,043,195	2,012,434

Reserve for special depreciation	50	94

Reserve for deferral of capital gain on property	3,887	3,998

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	789,330	758,414

Treasury stock	(1,058,502)	(1,058,481)

Valuation and translation adjustments	1,240	3,247

Net unrealized gains (losses) on securities	840	3,462

Net deferred gains (losses) on hedges	400	(215)

Subscription rights to shares	218	-

Total net assets	1,489,315	1,460,364

Total liabilities and net assets	2,997,395	3,086,366

Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2018	Year ended Dec. 31, 2017

Net sales	1,822,782	1,930,064

Cost of sales	1,299,705	1,340,251
Gross profit	523,077	589,813

Selling, general and administrative expenses	391,417	410,363
Operating profit	131,660	179,450

Other income	152,023	118,023
Interest income	2,072	1,281

Dividend income	115,031	83,400

Rental income	25,574	27,637

Miscellaneous income	9,346	5,705

Other expenses	35,053	36,111

Interest expense	5,424	4,026

Depreciation of rental assets	22,489	24,426

Foreign exchange loss	622	3,796

Miscellaneous loss	6,518	3,863
Ordinary profit	248,630	261,362

Non-ordinary income	330	15,099

Gain on sales of fixed assets	123	701

Gain on sales of investment securities	207	100

Gain on reversal of subscription rights to shares	-	466

Gain on securities contributed to retirement benefit trust	-	13,832

Non-ordinary loss	3,250	2,892

Loss on sales and disposal of fixed assets	2,278	2,892

Loss on sales investment securities	26	-

Loss on valuation of investment securities	946	-
Income before income taxes	245,710	273,569

Income taxes - Current	31,677	49,287

- Deferred	5,112	(747)
Net income	208,921	225,029

Notes to Balance Sheet
<Notes to Balance Sheet as of December 31, 2018>
1. Accumulated depreciation of property, plant and equipment
1,484,557 million yen
2.	Guarantees
	Mortgage bank loans for employees	1,847 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	494,506 million yen
	Payables	943,969 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance pay plan	Accrued pension and serverance cost before deduction of plan assets 36,298 million yen	Plan assets in the retirement benefit trust 15,868 million yen

5.	Plan assets in the retirement benefit trust that are added to the prepaid pension cost are as follows:

Corporate pension plan	Accrued pension and serverance cost before deduction of plan assets 35,988 million yen	Plan assets in the retirement benefit trust 39,144 million yen

<Note to Per Share Information as of December 31, 2018>
Net assets per share	1,379.11 yen

Notes to Statement of Income
<Notes to Statement of Income for the year ended December 31, 2018>
Transactions with affiliated companies
Sales	1,647,217 million yen
Purchase	1,268,833 million yen
Other transactions	154,644 million yen
<Note to Per Share Information for the year ended December 31, 2018>
Net income per share	193.49 yen

Statement of Changes in Net Assets	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	94	3,998	1,249,928	758,414	(1,058,481)	1,457,117	3,462	(215)	-	1,460,364
Changes of items during the period
Transfer to reserve for special depreciation				1			(1)		-				-
Reversal of reserve for special depreciation				(45)			45		-				-
Transfer to reserve for deferral of capital gain on property					29		(29)		-				-
Reversal of reserve for deferral of capital gain on property					(140)		140		-				-
Dividends paid							(178,159)		(178,159)				(178,159)
Net income							208,921		208,921				208,921
Purchase of treasury stock								(25)	(25)				(25)
Disposal of treasury stock							(1)	4	3				3
Net changes of items other than shareholders’ equity									-	(2,622)	615	218	(1,789)
Total changes of items during the period	-	-	-	(44)	(111)	-	30,916	(21)	30,740	(2,622)	615	218	28,951
Balance at the end of current period	174,762	306,288	22,114	50	3,887	1,249,928	789,330	(1,058,502)	1,487,857	840	400	218	1,489,315

<Notes to Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2018 1,333,763,464 shares
2. Classes and shares of treasury stock				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	254,007,681	6,875	915	254,013,641

(Reason for change)

The increase of 6,875 shares reflects the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of 915 shares reflects the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 29, 2018 Ordinary general meeting of shareholders	Common stock	91,779	85.00	December 31, 2017	March 30, 2018
July 26, 2018 Board of directors’ meeting	Common stock	86,380	80.00	June 30, 2018	August 27, 2018
(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.
Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 28, 2019 Ordinary general meeting of shareholders	Common stock	86,380	Retained earnings	80.00	December 31, 2018	March 29, 2019

4. Number of treasury shares for exercisable stock options as of December 31, 2018

    Common stock 74,000 shares

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1.	Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3.	Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets---calculated by the straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables.
------General accounts
Allowances are provided using a rate determined by credit loss history.

------Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by the straight-line method over the average remaining service periods of employees.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

5.	Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivables denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6.	Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

<Note to Change in Accounting Policies>

The Company has adopted “Accounting Standards for Revenue Recognition” (ASBJ statement No.29 issued on March 30, 2018) and “Implementation Guidance for Accounting Standards for Revenue Recognition” (ASBJ Guidance No.30 issued on March 30, 2018) from the fiscal year ended December 31, 2018. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption had no cumulative effect to the retained earnings and had no impact on its result of operations and financial condition.

<Note to Change in Presentation>

(Change due to early adoption of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)

As “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No.28 issued on February 16, 2018) became applicable to the financial statements from the fiscal year ended December 31, 2018, the Company has adopted “Partial Amendments to Accounting Standard for Tax Effect Accounting” from the current fiscal year. Accordingly, changes have been made to the classification, whereby deferred tax assets are presented in the investments and other assets.

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)
Accrued pension and severance cost	15,950 million yen
Investments in subsidiaries	6,407 million yen
Loss on valuation of inventories	1,797 million yen
Outstanding enterprise tax	848 million yen
Depreciation of fixed assets in excess of limit	10,088 million yen
Loss on impairment of fixed assets	433 million yen
Excess in amortization of software	6,688 million yen
Amortization of deferred charges in excess of limit	9,068 million yen
Other	11,390 million yen
Subtotal deferred tax assets	62,669 million yen
Valuation reserve	(8,383) million yen
Total deferred tax assets	54,286 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(22) million yen
Reserve for deferral of capital gain on property	(1,706) million yen
Prepaid pension cost	(963) million yen
Other	(1,742) million yen
Total deferred tax liabilities	(4,433) million yen
Net deferred tax assets	49,853 million yen

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2018
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Borrowings of funds	Sales of the Company’s products	194,445	Accounts receivable	42,094
				Borrowings of funds	-	Short-term loans payable	90,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	161,831	Accounts payable	34,534
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	2,254	Short-term loans payable	59,023
Subsidiary	Canon Medical Systems Corporation	(Possession) Direct: 99.0% Indirect: 1.0%	Lending of funds Interlocking directorate	Collecting of funds	4,714	Short-term loans receivable	43,225
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	6,866	Short-term loans payable	65,556
Subsidiary	Canon Chemicals Inc.	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	1,579	Short- term loans payable	31,350
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	467,632	Accounts receivable	115,503
				Repayment of funds	900	Short-term loans payable	49,950
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	444,080	Accounts receivable	96,452
				Repayment of funds	9,935	Short-term loans payable	97,591
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	233,200	Accounts receivable	39,387
				Borrowings of funds	15,250	Short-term loans payable	94,350
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	200,068	Accounts payable	34,096
Subsidiary	Canon (Suzhou) Inc.	(Possession) Direct: 66.5% Indirect: 33.5%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	96,097	Accounts payable	32,531
Subsidiary	Océ Holding B.V.	(Possession) Indirect: 100%	Lending of funds Interlocking directorate	Lending of funds	5,556	Short-term loans receivable	32,220

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2018.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon Chemicals Inc., Canon U.S.A., Inc., Canon Europa N.V. and Canon Singapore Pte. Ltd. are intended to make best use of the funding in the Canon Group.Transaction amount shows net borrowings and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)

The loan receivable to Canon Medical Systems Corporation and Océ Holding B.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net loans and collection. The interests are determined reasonably based on market interest rates.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% because the value is a fraction amount.

<Note to Revenue Recognition>

The Company generates revenue principally through the production and sales of office and imaging system products, and industrial equipment under the separate contractual arrangements. Revenue is recognized when, or as, control of promised goods transfers to customers in an amount that reflects the consideration to which the Company expects to be entitled in the exchange for transferring these goods.

Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains control of those products. Revenue from sales of equipment such as semiconductor lithography equipment and FPD lithography equipment, that requires customer acceptance related to their functionality, is recognized when the equipment is installed at the customer site and agreed-upon specifications are objectively satisfied.

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 12, 2019
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

	Minoru Ota	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2018 through December 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2018.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

47

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 12, 2019
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

	Minoru Ota	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 118th fiscal year from January 1, 2018 through December 31, 2018.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 118th fiscal year ended December 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 118th business term from January 1, 2018, to December 31, 2018, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

49

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.

    February 13, 2019

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Kazuto Ono

Audit & Supervisory Board Member     Masaaki Nakamura

Audit & Supervisory Board Member     Tadashi Ohe

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Tadashi Ohe, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

Reference

CSR Initiatives

The Canon Foundation Marks its 10th Anniversary

Ninth Research Grant Award Ceremony, held in April 2018

Canon aims to act as a truly excellent global corporation worthy of people’s admiration and respect in each region by helping to realize a better society under its corporate philosophy of kyosei. The Canon Foundation, established in commemoration of the 70th anniversary of Canon and founded on that philosophy, marked its 10th anniversary last year.

The foundation’s sole aim is to contribute to the development of scientific technology that supports lifestyles and culture of humankind. As a supporter of scientists and engineers who are independent of corporate activities, the foundation has thus far awarded grants totaling approximately ¥2.5 billion to about 150 projects. Going forward, we will continue our mission to paint a picture of a future society that is good for people and support scientists and engineers who take on challenging projects aimed at creating new value.

The Canon Institute for Global Studies Marks its 10th Anniversary
Health Reform Symposium, held in November 2018

The Canon Institute for Global Studies, which was established in commemoration of the 70th anniversary of Canon in conjunction with the Canon Foundation, aims to contribute to the development of Japan and the rest of the world by disseminating strategic recommendations based on its analysis of the state of the world from a global perspective. To such ends, the institute has been conducting research in various fields with a focus on macroeconomics; natural resources, energy and the environment; and foreign affairs and national security.

Proposals made by the institute’s researchers, who are active in various fields, are leading to substantial results, some of which have attracted many people’s interest. Going forward, the institute will actively continue its research and proposal-making initiatives with the aim of facilitating the development of Japan and the rest of the world.

51

Launch of Tsuzuri Project and Joint Research Project
An experiential exhibition utilizing a high-resolution facsimile of Hasegawa Tohaku’s Pine Trees

The Tsuzuri Cultural Heritage Inheritance Project (Tsuzuri Project) is a social contribution initiative that involves creating high-resolution facsimiles primarily of folding screens and fusuma (Japanese sliding doors) held in collections overseas, and then presenting them to their former owners, related temples, museums, local governments and other such entities. As such, the project has been highly acclaimed for its role in both preserving important cultural assets and ensuring that people have opportunities to appreciate these assets by making high-resolution facsimiles of them available to the public.

In 2018, Canon commenced a new joint research project with the National Center for the Promotion of Cultural Properties. In addition to creating high-resolution facsimiles of Japanese art using the technology of the Tsuzuri Project, this project conducts research and demonstration experiments to develop new ways to utilize them. Efforts are underway to provide more people with opportunities to view cultural assets and experience them on a more personal level.

Canon Eco Technology Park Opens as Hub of Environmental Activities
Canon Eco Technology Park

In February 2018, we opened the Canon Eco Technology Park in Ibaraki Prefecture to serve as the new hub of the Canon Group’s environmental activities. Located on a vast plot with the surrounding natural environment still intact, the facility comprises a cutting-edge reuse and recycling plant and a showroom where visitors can learn about the plant’s processes. Based on the concept of a clean and quiet environment that redefines the concept of a recycling plant, the facility carries out advanced recycling of resources, including automatic recycling of toner cartridges and ink cartridges and remanufacturing (refurbishment) of multifunction office devices. The facility also serves as an environmental learning center by providing both a tour course of automated recycling operations and an exhibit area that showcases Canon’s biodiversity initiatives.

Information for Shareholders

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:

If you hold shares through a securities company, please contact the securities company where you have an account.

If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

For Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).

53

For Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)   Establishing an account with a securities company etc.

    In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii)  Application for account transfer

(iii)   Transfer procedures

     Upon establishing an account with a securities company etc., please contact Mizuho Trust & Banking Co., Ltd. (0120- 288-324, toll free, available in Japan only) Information regarding necessary procedures will be provided.

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

  <Applicable branches and offices>

  ● Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

  ● Mizuho Securities Co., Ltd.: Head office, branches across the nation, and Planet Booths (locations within Mizuho Bank, Ltd. branches)

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends

How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust &
Banking Co., Ltd.

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

0120-288-324 (Toll free, available in Japan only)

Operating hours: 9:00 – 17:00

(Monday – Friday, except national holidays)

*

For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York
The Company’s investor relations website	https://global.canon/en/ir/
Method of public notice	Electronic means (https://global.canon) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.